UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51604

ACTIONS SEMICONDUCTOR CO., LTD

(Exact name of registrant as specified in its charter)

No. 1, Ke Ji Si Road, Technology Innovation Coast of
Hi-Tech Zone
Zhuhai, Guangdong, 519085
The People’s Republic of China
Tel: (86) 756 339 2353

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.000001 per share
American Depositary Shares, each representing six Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Fifteen

Pursuant to the requirements of the Securities Exchange Act of 1934, Actions Semiconductor Co., Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 29, 2016
	By:	/s/ Nigel Liu
	Name:	Nigel Liu
	Title:	Chief Financial Officer